Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Washington Real Estate Investment Trust for the registration of common shares, preferred shares, depositary shares, warrants, rights, and debt securities and to the incorporation by reference therein of our reports dated February 20, 2018, with respect to the consolidated financial statements and schedules of Washington Real Estate Investment Trust, and the effectiveness of internal control over financial reporting of Washington Real Estate Investment Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

April 4, 2018